EXHIBIT 99.1

Press Release

For immediate release

Liminal BioSciences Provides an Update on Currently Planned Clinical Activities for Fezagepras

LAVAL, CANADA, and CAMBRIDGE, ENGLAND –May 28, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, announced today that based on interim pharmacokinetic (“PK”) results from the ongoing fezagepras multiple ascending dose (MAD) study, the Company has decided to stop its plans to move fezagepras into a Phase II clinical study in Idiopathic Pulmonary Fibrosis and a phase Ia/IIb study in Hypertriglyceridemia, as it evaluates the impact of the PK data profile observed in the on-going study.

The Company is continuing to evaluate the interim PK results. Once the MAD study is complete, the Company expects that a full analysis of the complete PK data set from the phase 1 study will help determine the choice of any other potential indication(s) for further development of fezagepras. No dose-limiting adverse events or other potential safety signals have been observed in the MAD study to date.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. In December 2021, Liminal BioSciences’ lead small molecule product candidate, fezagepras (PBI-4050), entered a Phase 1 multi-ascending dose clinical trial in in the UK to evaluate multiple-ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. Following initial review of the interim Phase 1 study data, the Company has decided to stop its plans to move fezagepras into a Phase II clinical study in IPF and a phase Ia/IIb study in Hypertriglyceridemia, as it evaluates the impact of the PK data profile observed in the on-going study.

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Liminal BioSciences’ resubmitted a BLA in September 2020 with the FDA seeking approval to treat patients with clinical signs and symptoms associated with congenital plasminogen deficiency with its lead plasma-derived product candidate Ryplazim®(plasminogen) (“Ryplazim®”). The PDUFA target action date for Ryplazim® is June 5, 2021. Ryplazim® was previously granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to: the outcome and results of clinical trials or research and development activities; the target PDUFA action date for Ryplazim®; the receipt of a BLA or a PRV with respect to Ryplazim®; the potential of our product candidates and development of R&D programs and the timing of initiation or nature of preclinical and clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: FDA review; the Company’s ability to consummate the transaction by the Share Purchase Agreement, including any potential exercise of the Option; the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s business operations, plasma collection, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the

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pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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